UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES PUBLIC OFFERING OF ORDINARY GREEN NOTES

Medellin, Colombia, July 17, 2018

Bancolombia S.A. (“Bancolombia”) announces that it published today in the Colombian newspaper “La Republica” a notice of public offering relating to its first issuance of ordinary green notes (the “Green Notes”). The Green Notes are issued under Bancolombia’s program of Ordinary Notes, Ordinary Green Notes and Subordinated Notes in an aggregate principal total amount of up to COP 3,000,000,000,000.00, which was registered in the Colombian National Registry for Securities and Issuers (Registro Nacional de Valores y Emisores) on May 8, 2018.

The amount of Green Notes being offered is of up to COP 200.000 million, with the possibility of increasing the size of the issue by allocating up to COP 300.000 million. The Green Notes are being offered in two series with maturities of 3 and 5 years. The yield for each series and other information regarding the Green Notes is available at:

https://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations

Proceeds from the issuance of Green Notes will be used to finance projects relating to renewable energy, energy efficiency and construction of green buildings to the extent such projects fit the eligibility criteria outlined in the prospectus for the Green Notes.

This press release shall not be construed as an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: July 17, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance